Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Ramin Olson or Lilyanna Peyser, Staff Attorneys

May 24, 2011

Dear Mr. Olson or Ms. Peyser:

Re:    Lion Lam Diamond Inc.,

          Amendment No.4  to Registration Statement on Form S-1

          Filed May 2, 2011

          File No.333-172112

In response to the Commissioner's letter dated May 13, 2011, we provide the following responses as follow:

Risk Factors, page 7

(7) David Lam's position as a sole director and officer ....page 9

1.       As previously requested in comment three in our letter dated April 28, 2011, please also revise the title of this risk factor, as it is unclear. If you intended to state that Mr. Lam's positions with the company and his ability to fix his salary may create conflicts of interest that adversely affect the interests of other stockholders, please revise your disclosure to make that clear.

Response: The company has made appropriate revision as you requested. Page 9.

Item 9. Description of Securities to be Registered, page 17

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2.       The sentence under the heading ' Share Purchase Warrants" appears to be incomplete. Please revise to complete this sentence.

Response: The Company has completed the sentence as you requested. Page 17

Item 11. Information with Respect to the Registrant, page 19.

Products and Services, page 19

3.       We note your statement in the last paragraph on page 20 that you " plan to fund our operations through short-term loans from our director and officer, David Lam ..." As previously requested in comment one in our letter dated April 29, 2011, please revise this disclosure to clarify, if true, that while you may seek loans from Mr.  Lam, you do not currently have any arrangements or understandings in place pursuant to which Mr. Lam has committed to provide you with such loans.

Response: The Company has inserted an appropriate disclosure within the paragraph  on page 20 under the caption: Lion Lam's 24K crown Jewels as you requested.

Management's discussion and analysis of financial Condition, page 26

Plan of Operation, page 26

Phase 11; Outsource  jewelry design projects, page 27

4.       As previously requested in comment seven in our letter dated April 28, 2011, please revise your disclosure to state whether or not you have contracts in place with the third party" skilled artisans and goldsmiths" to which you refer. In addition, please disclosure whether you have a contract in place with AJC Designing Inc. If any such contracts exist, please file the contracts as exhibits, or advise us as to why you are not required to do so.

Response: In the ordinary course of our jewelry business, it is not required to sign written contracts with certain vendors, artisans and goldsmiths. We do not have any material contract  in place with  AJC Designing Inc., Page 27.

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5. We note your statement that the " estimate time to complete our first 24K gold crown will be within 90 days." If you mean that the estimated time to complete one prototype crown will be 90 days, please revise your disclosure to make that clear.

Response: The Company has made appropriate revision and disclosure as you requested. Page 27.

Liquidity and Capital Resources, page 27

6.       We note your response to comment ten in our letter dated April 28, 2011, however your disclosure remains inconsistent. You state in this section that "[a}s of the date of this registration statement, we have net to generate any revenues from our business operation." However, you also say elsewhere in the filing that you " have generated $6,000 in revenues." Please revise your disclosure so that it is consistent.

Response: The Company has made appropriate revisions throughout the Prospectus  for consistency. Page 27.

Employee Stock Option Plans, page 30

7. As previously requested in comment 11 in our letter dated April 28, 2011, please also disclosure in the filing whether you have adopted any stock option, retirement, pension or profit sharing plans since December 31, 2010. You may, for example, update the reference to " December 31, 2010" under this heading to " the date of the prospectus," if applicable and accurate.

Response: The Company has made appropriate revision. Page 30.

Financial Statements

8.       Please update the financial statements included in the filing in accordance with Rule 8-08 of Registration S-X and provide an updated consent from your auditors.

Response: We have updated our financial statements in accordance with Rule9-08 of Registration S-X and provide  updated Consent from our auditors.

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 If you have further questions, please contact our attorney, Mr. Ayeni or the undersigned.

Sincerely,

/s/ David Lam

David Lam

CEO/CFO